EX-99.B-77M

SUB-ITEM 77M: Mergers.

IVY FUNDS

(a)	Ivy Asset Strategy New Opportunities Fund

(b)	At a special meeting of the shareholders of Ivy Asset Strategy New Opportunities Fund held on March 6, 2014, the shareholders considered and approved the agreement and plan of reorganization to become effective March 17, 2014.

At a meeting of the Board of Trustees of Ivy Funds held on November 12, 2013, the Board of Trustees of Ivy Funds approved the reorganization of Ivy Asset Strategy New Opportunities Fund into Ivy Emerging Markets Equity Fund, subject to shareholder approval.

The terms of the Plan are such that Ivy Emerging Markets Equity Fund acquired all of the assets of Ivy Asset Strategy New Opportunities Fund in exchange solely for shares of Ivy Emerging Markets Equity Fund and the assumption by Ivy Emerging Markets Equity Fund of all of the liabilities of Ivy Asset Strategy New Opportunities Fund, followed by the distribution of those shares to the shareholders of Ivy Asset Strategy New Opportunities Fund.

*****

(a)	Ivy Managed European/Pacific Fund

(b)	At a special meeting of the shareholders of Ivy Managed European/Pacific Fund held on February 21, 2014, the shareholders considered and approved the agreement and plan of reorganization to become effective March 17, 2014.

At a meeting of the Board of Trustees of Ivy Funds held on November 12, 2013, the Board of Trustees of Ivy Funds approved the reorganization of Ivy Managed European/Pacific Fund into Ivy Managed International Opportunities Fund, subject to shareholder approval.

The terms of the Plan are such that Ivy Managed International Opportunities Fund acquired all of the assets of Ivy Managed European/Pacific Fund in exchange solely for shares of Ivy Managed International Opportunities Fund and the assumption by Ivy Managed International Opportunities Fund of all of the liabilities of Ivy Managed European/Pacific Fund, followed by the distribution of those shares to the shareholders of Ivy Managed European/Pacific Fund.